UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 23, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Synacor, Inc.

File No. 1-33843 - CF#31202

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Synacor, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 15, 2014.

Based on representations by Synacor, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through February 28, 2017
Exhibit 10.2.1	through December 31, 2015
Exhibit 10.2.2	through December 31, 2015
Exhibit 10.2.3	through December 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary